October 6, 2022

Re: DT Cloud Acquisition Corporation

Registration Statement on Form S-1

Filed August 31, 2022

File No. 333-267184

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of DT Cloud Acquisition Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 27, 2022 with respect to the Registration Statement on Form S-1 (“S-1”), filed on August 31, 2022, by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form S-1 (the “Revised S-1”), filed concurrently with the submission of this letter.

Registration Statement on Form S-1 filed August 31, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has added the relevant disclosures on pages 21 and 27 of the Revised S-1.

Cover Page

2. We note that you may extend the time in which to complete an initial business combination up to an additional 9 months by placing money in the trust each month. Please clarify whether this amount will increase the amount per share in the trust available in the event shareholders seek to redeem their shares, and if so, please disclose the maximum amount per share available if you utilize the entire extension period. Also indicate with the amount per share added to the trust for each one month extension.

Response: The Company acknowledges the Staff’s comment and has added the relevant disclosures on the prospectus cover page of the Revised S-1.

Enforceability of Civil Liabilities, page 53

3. Please expand your disclosure in this section to identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor from the risk factor “Because we are incorporated under the laws of the Cayman Islands ...” on page 39.

Response: The Company acknowledges the Staff’s comment and has added the relevant disclosures on on page 55 of the Revised S-1. The Company has added these risks in a separate risk factor under the caption of “If we effect a business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights” on page 51 of the Revised S-1. The Company respectfully submits that as at the date of this prospectus, Mr. Edwin Chun Wai Tam, our independent director, is located in Hong Kong; and Ms. Longjiao Li, our independent director, is located in the People’s Republic of China.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick